As filed with the Securities and Exchange Commission on March 13, 2018
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13E-3 RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 5)

NATIONAL RESEARCH CORPORATION (Name of Issuer)

National Research Corporation Michael D. Hays (Names of Persons Filing Statement)

Class B Common Stock, $.001 par value (Title of Class of Securities)

637372301 (CUSIP Number of Class of Securities)

Kevin R. Karas

Senior Vice President Finance,

Chief Financial Officer, Treasurer and Secretary

National Research Corporation

1245 Q Street

Lincoln, Nebraska 68508

(402) 475-2525
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

_____________________________________

With a copy to:
Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306
(414) 297-5668

This statement is filed in connection with (check the appropriate box):

☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

________________________________________________

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$204,447,510.45	$25,453.72

* Estimated for purposes of calculating the filing fee only. Pursuant to Rule 0-11(b)(2), this amount is based on the market value, as determined in accordance with Rule 0-11(a)(4) as the average of the high and low prices as reported on the Nasdaq Stock Market on January 22, 2018, of the 3,654,111 shares of class B common stock, par value $.001 per share, of National Research Corporation (“NRC”) that will be acquired by NRC in connection with the proposed recapitalization (the “Proposed Recapitalization”). The 3,654,111 shares of class B common stock being acquired by NRC in the Proposed Recapitalization was determined as follows: (1) 3,540,857 shares of class B common stock outstanding as of January 19, 2018, which includes 13,611 restricted shares of class B common stock that will vest in full and be exchanged as if they were exchanged in the Proposed Recapitalization; plus (2) 113,254 net shares of class B common stock represented by outstanding options to purchase class B common stock that will vest in full and be exchanged as if they were exchanged in the Proposed Recapitalization (less the exercise price of the options).

** Determined pursuant to Rule 0-11(b)(2) as the product of $204,447,510.45 and 0.0001245 ($124.50 per million dollars, the Securities and Exchange Commission’s Fee Rate Advisory #1 for Fiscal Year 2018). As described below, we have offset the total amount of the filing fee for this Schedule 13E-3 pursuant to a payment of $11,705.80 made in connection with the initial filing of this Schedule 13E-3 on September 18, 2017, and a payment of $13,747.92 made in connection with the filing of Amendment No. 3 to this Schedule 13E-3 on January 26, 2018.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,453.72
Form or Registration No.: Schedule 13E-3 (File No. 005-52417)
Filing Party: National Research Corporation

Date Filed:                  September 18, 2017 & January 26, 2018

INTRODUCTION

This amended Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by National Research Corporation, a Wisconsin corporation (the “Company”), and Michael D. Hays, an affiliate of the Company. Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive proxy statement pursuant to Regulation 14A under the Exchange Act. Pursuant to the proxy statement, the holders of the class A common stock and the class B common stock of the Company are given notice of a special meeting of the shareholders at which they will be asked to approve (1) an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) to effect a recapitalization of the Company pursuant to which each share of the Company’s class B common stock will be exchanged for one share of the Company’s class A common stock plus $19.59 in cash, without interest, and (2) an amendment and restatement of the Company’s Articles immediately following the Proposed Recapitalization. The information in the proxy statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each Item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the proxy statement. Capitalized terms used but not defined herein have the meanings given to them in the proxy statement.

Item 1.	Summary Term Sheet.

The information required by this Item is set forth in Exhibit (a) hereto (the “Proxy Statement”), under the section entitled “Summary Term Sheet,” and is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

The name of the subject company is National Research Corporation. The Company is a Wisconsin corporation with its principal business located at 1245 Q Street, Lincoln, Nebraska 68508. The Company’s telephone number is (402) 475-2525.

(b)	Securities.

The subject class of equity securities is the Company’s class B common stock, par value $.001. There were 3,540,857 shares of class B common stock outstanding as of March 9, 2018 (which includes 13,611 restricted shares of class B common stock).

(c)	Trading market and price.

The information set forth in the section of the Proxy Statement entitled “Market Price of Common Stock—Market Information” is incorporated herein by reference.

(d)	Dividends.

The information set forth in the section of the Proxy Statement entitled “Market Price of Common Stock—Market Information” is incorporated herein by reference.

(e)	Prior public offerings.

The Company has not made an underwritten public offering of the class B common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)	Prior stock purchases.

The information set forth in the sections of the Proxy Statement entitled “Market Price of Common Stock—Common Stock Repurchase Information” and “Market Price of Common Stock—Purchases/Sales of Class A Common Stock and Class B Common Stock by Directors and Executive Officers” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address.

National Research Corporation, one of the filing persons, is also the subject company. The business address and business telephone number of the Company, Mr. Hays and each other executive officer and director of the Company are set forth in Item 2(a) above. Mr. Hays is the founder and Chief Executive Officer of the Company. The information set forth in the Proxy Statement under the caption “Executive Officers and Directors” is incorporated herein by reference.

(b)	Business and background of entities.

Not applicable.

(c)	Business and background of natural persons.

The information set forth in the section of the Proxy Statement entitled “Executive Officers and Directors” with respect to Mr. Hays is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Proposals—Proposed Recapitalization and New Amended and Restated Articles,” “Special Factors—Purpose of the Proposed Recapitalization,” “Special Factors—Background of the Proposed Recapitalization,” “Special Factors—Reasons for the Proposed Recapitalization,” “Special Factors—Effects of the Proposed Recapitalization,” “Additional Information Regarding the Proposed Recapitalization—Special Interests of the Affiliated Persons,” “Additional Information Regarding the Proposed Recapitalization—Shareholder Approval,” “Additional Information Regarding the Proposed Recapitalization—Payment for Class B Common Shares,” “Additional Information Regarding the Proposed Recapitalization—Material U.S. Federal Income Tax Consequences,” “Additional Information Regarding the Proposed Recapitalization—Accounting Treatment,” “Meeting and Voting Information” and “Appendix B—Proposed Form of New Amended and Restated Articles of Incorporation.”

(c)	Different terms.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Effects of the Proposed Recapitalization” and “Additional Information Regarding the Proposed Recapitalization—Special Interests of the Affiliated Persons” is incorporated herein by reference.

(d)	Appraisal rights.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Recapitalization—Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions for unaffiliated security holders.

No provision has been made to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

(f)	Eligibility for listing or trading.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Purpose of the Proposed Recapitalization,” “Special Factors—Effects of the Proposed Recapitalization,” and “Additional Information Regarding the Proposed Recapitalization—Effective Date” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions.

The information set forth in the section of the Proxy Statement entitled “Transactions With Related Persons” is incorporated herein by reference.

(b)	Significant corporate events.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Strategic Alternatives Considered By the Board” and “Transactions With Related Persons” is incorporated herein by reference.

(c)	Negotiations or contacts.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Strategic Alternatives Considered By the Board” and “Transactions With Related Persons” is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities.

The information set forth in the sections of the Proxy Statement entitled “Additional Information Regarding the Proposed Recapitalization—Special Interests of the Affiliated Persons” and “Transactions With Related Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of securities acquired.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Effects of the Proposed Recapitalization” and “Additional Information Regarding the Proposed Recapitalization—Accounting Treatment” are incorporated herein by reference.

(c)	Plans.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Strategic Alternatives Considered By the Board,” “Special Factors— Effects of the Proposed Recapitalization” and “Additional Information Regarding the Proposed Recapitalization—Special Interests of the Affiliated Persons” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Purpose of the Proposed Recapitalization” is incorporated herein by reference.

(b)	Alternatives.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Proposed Recapitalization” and “Special Factors—Strategic Alternatives Considered By the Board” is incorporated herein by reference.

(c)	Reasons.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Reasons for the Proposed Recapitalization” is incorporated herein by reference.

(d)	Effects.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Effects of the Proposed Recapitalization” and “Additional Information Regarding the Proposed Recapitalization—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a)	Fairness.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Recapitalization” is incorporated herein by reference.

(b)	Factors considered in determining fairness.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Recapitalization” is incorporated herein by reference.

(c)	Approval of security holders.

The information set forth in the sections of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Recapitalization” and “Additional Information Regarding the Proposed Recapitalization—Shareholder Approval” is incorporated herein by reference.

(d)	Unaffiliated representative.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Recapitalization” is incorporated herein by reference.

(e)	Approval of directors.

The information set forth in the section of the Proxy Statement entitled “Special Factors—Fairness of the Proposed Recapitalization” is incorporated herein by reference.

(f)	Other offers.

None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)	Report, opinion or appraisal.

None.

(b)	Preparer and summary of the report, opinion or appraisal.

Not applicable.

(c)	Availability of documents.

Not applicable.

Item 10.	Source and Amount of Funds or Other Consideration.

(a)	Source of funds.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Recapitalization—Source and Amount of Funds and Expenses” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Recapitalization—Source and Amount of Funds and Expenses” is incorporated herein by reference.

(c)	Expenses.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Recapitalization—Source and Amount of Funds and Expenses” is incorporated herein by reference.

(d)	Borrowed funds.

The information set forth in the section of the Proxy Statement entitled “Additional Information Regarding the Proposed Recapitalization—Source and Amount of Funds and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities ownership.

The information set forth in the section of the Proxy Statement entitled “Principal Shareholders” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the sections of the Proxy Statement entitled “Market Price Of Common Stock—Common Stock Repurchase Information” and “Market Price Of Common Stock—Purchases/Sales of Class A Common Stock and Class B Common Stock by Directors and Executive Officers” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Proposals—Proposed Recapitalization and New Amended and Restated Articles—Summary and Structure,” “Special Factors—Reasons for the Proposed Recapitalization,” “Special Factors—Effects of the Proposed Recapitalization,” “Additional Information Regarding the Proposed Recapitalization—Special Interests of the Affiliated Persons,” “Additional Information Regarding the Proposed Recapitalization—Shareholder Approval,” and “Executive Officers and Directors” is incorporated herein by reference.

(e)	Recommendations of others.

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet—The Proposed Recapitalization,” “Proposals—Proposed Recapitalization and New Amended and Restated Articles,” “Special Factors—Reasons for the Proposed Recapitalization,” and “Executive Officers and Directors” is incorporated herein by reference.

Item 13.	Financial Statements.

(a)	Financial information.

The information set forth in the section of the Proxy Statement entitled “Financial Information” is incorporated herein by reference.

(b)	Pro forma information.

The information set forth in the section of the Proxy Statement entitled “Financial Information—Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations.

The information set forth in the section of the Proxy Statement entitled “Miscellaneous—Expenses” is incorporated herein by reference.

(b)	Employees and corporate assets.

The information set forth in the section of the Proxy Statement entitled “Miscellaneous—Expenses” is incorporated herein by reference.

Item 15.	Additional Information.

(b)	Golden parachute compensation.

None.

(c)	Other material information.

All of the information set forth in the Proxy Statement and each appendix attached thereto is incorporated herein by reference.

Item 16.	Exhibits.

(a) The Proxy Statement filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3, and all appendices thereto, is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

NATIONAL RESEARCH CORPORATION

By:	/s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer
Dated: March 13, 2018

OTHER FILING PERSON

By:	/s/ Michael D. Hays
Michael D. Hays
Dated: March 13, 2018

S-1

EXHIBIT INDEX

Exhibit Number	Description

(a)	The definitive Proxy Statement filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3 is incorporated herein by reference.

E-1